Part III: Manner of Operations

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new timestamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

The Admiral ATS utilizes the price-time priority matching algorithm. In this algorithm, all orders at the same price level are filled according to time priority; the first order at a price level is the first order matched.

All orders entered into the Admiral ATS are firm orders. An order is actionable and eligible for matching at any time until such order has expired by its terms, is canceled, or is executed. A _reduction_ in an order's size does not affect the order's original time priority.

The Admiral ATS accepts buy, sell, and sell short orders. The Admiral ATS accepts limit and post-only orders.

Post-only orders can only post (i.e., add liquidity) and cannot remove liquidity on entry. If the post-only order is marketable on entry, it is rejected.

Here is an example of how orders might come in, rest, and then match:

ORDER A: tagged with identifier SUBSCRIBER1, a post-only, LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 2:00 p.m.;

ORDER B: tagged with identifier SUBSCRIBER2, a post-only , LIMIT DAY order to sell 500 shares of ZZZ @ $10 is entered in the system at 2:01 p.m.;

ORDER A and ORDER B are "resting" orders i.e., they are posted on the ATS and they are awaiting a contra aggressive interest;

ORDER C: tagged with identifier SUBSCRIBER3, a LIMIT DAY sell order to sell 500 shares of ABC @ $10 is entered in the system at 2:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) @ $10 at 2:02 p.m. against resting ORDER A;

ORDER B remains resting on the ATS and will be held on the ATS until the end of the session, until the order is canceled, or until it is executed (matched with a contra interest)

Day orders are canceled at 4:00 p.m.

The minimum price variation ("MPV") or minimum trading increment is $0.01. Orders that do not meet this criterion are rejected.

The Admiral ATS only accepts orders that are marked for cash (T+0) settlement. Orders must be marked with FIX tag <63> ("SettlType") equal to value 1 ("Cash") in order to be accepted.

Subscribers are responsible for ensuring that orders sent to the Admiral ATS can settle on T+0. A subscriber sending orders that cannot settle on T+0 is financially liable to Admiral and Vision for the costs of remediation (e.g. loss in value of position or borrowing costs) and this could also result in a temporary or permanent expulsion from the Admiral ATS.

Orders are rejected if they contain instructions or order attributes that are not supported by the ATS, such as a non-existent stock symbol or invalid time in force.

The ~~Admiral ATS does not accept orders that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range.~~ATS accepts pegged orders. Pegged orders may include the following reference prices: (i) primary (i.e., NBB for buy orders, NBO for sell orders); (ii) market (i.e., NBO for buy orders, NBB for sell orders); and (iii) midpoint of the NBBO. Pegged orders may include an ultimate limit price. Pegged to the midpoint of the NBBO must include an ultimate limit price.

Primary pegged orders may include dollar offset instructions expressed in penny increments (e.g., pegged primary plus $0.01). Market pegged orders may include dollar offset instructions expressed in penny increments (e.g., pegged market minus $0.01). Orders pegged to the midpoint of the NBBO may include dollar offset instructions ("Midpoint Offsets"), further discussed below. When used herein, a "positive" (+) offset refers to a more aggressive price, while a "negative" (-) offset refers to a less aggressive price. For instance, where the NBBO is $20.00 x $20.05, a primary pegged buy order with a positive (+) $0.01 offset will have an effective limit price of $20.01, while a primary pegged sell order with a positive (+) $0.01 offset will have an effective limit price of $20.04). Pegged orders are ranked based on their effective limit price. At no time will a peg instruction, including any offset instruction, violate an order's ultimate limit price.

Midpoint Offset instructions must include two values, one value that will be applied when the NBBO spread is an even value (e.g., where the NBBO is $20.00 x $20.10) (the "Even Spread Offset") and a second value that will be applied when the NBBO spread is an odd value (e.g., where the NBBO is $20.00 x $20.05) (the "Odd Spread Offset"). Even Spread Offsets must be expressed in full penny increments. Odd Spread Offsets must be expressed in a half penny increment, not a whole penny increment (that is, $0.005, $0.015, $0.025, etc.). Midpoint Offset instructions may be expressed as positive or negative offsets. An order's Even and Odd Spread Offset instructions must be sequential (that is, an order with an Even Spread Offset of +$0.01 must include Odd Spread Offset instructions of either + $0.005 or +$0.015; no other Odd Spread Offset instructions will be accepted). Midpoint Offset instructions will not cause an order's effective limit price to be marketable relative to the prevailing NBBO. Where a Midpoint Offset instruction would cause an order to be marketable relative to the prevailing NBBO (e.g., for buy orders, equal to or greater than the NBO), the ATS will treat the order's effective limit price as one penny below the NBO (for buy orders) or one penny above the NBB (for sell orders). The ATS will disregard any positive Midpoint Offset instruction when the NBBO is one penny wide. The above adjustments operate on a dynamic basis. For instance, assume a buy order pegged to the midpoint is submitted with an Even Spread Offset instruction of +$0.01 and an Odd Spread Offset instruction of +$0.015. If, upon order receipt, the prevailing NBBO is $20.00 x $20.10, the order's effective limit price would be $20.06 (that is, $20.05, the midpoint of the NBBO, plus a $0.01 Even Spread Offset). If, prior to the order being executed or cancelled, the NBBO updates to $20.00 x $20.03, the order's effective limit price would then be $20.02. If the NBBO further narrows to $20.00 x $20.01, the order's effective limit price would then be $20.005 (that is, the ATS will disregard the order's Midpoint Offset instruction). If the NBBO subsequently widens to $20.00 x $20.05, the order's effective limit price would then be $20.04 (that is, $20.025 plus the $0.015 Odd Spread Offset).

Orders are not eligible for routing out to other trading venues.

Time in Force (TIF) values are as follows:

- Immediate Or Cancel (IOC) - immediately fills for as much volume as possible, the remaining shares are canceled back to the subscriber.
- Fill or Kill (FOK) - an IOC order where the entire size must be filled, else the order is canceled.
- DAY - available for trading during the regular market session until is canceled or executed (expires at market close).

Orders that do not specify a TIF are rejected.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

X Yes ☐ No

If no, identify and explain any differences.

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

The Admiral ATS operates a displayed fully automated electronic limit order book that continuously matches and facilitates the execution of Subscriber buy and sell orders. All subscribers must be registered broker-dealers and correspondents or clients of Vision, all orders received by the Admiral ATS are firm orders. The Admiral ATS utilizes the price-time priority matching algorithm. Conditional orders are not accepted. The Admiral ATS accepts orders between 9:30am and 4:00pm ET on weekdays, except for during partial trading days and during the United States equity market holiday schedule, as followed by the New York Stock Exchange.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

X Yes ☐ No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

The Admiral ATS maintains a universe of NMS stocks eligible for trading. The ATS may add or remove securities from this eligible universe. Admiral will maintain a list of currently traded stocks on its website (www.admiral.trade). In addition, tThe ATS communicates changes to the eligible universe to subscribers by email and FIX. In addition, subscribers may at any time request a list of all securities being traded on the ATS, via email or FIX.

The Admiral ATS utilizes the price-time priority matching algorithm. In this algorithm, all orders at the same price level are filled according to time priority; the first order at a price level is the first order matched. A reduction in an order's size does not affect the order's original time priority. Changes that increase an order's size cause the order to lose priority to existing orders at the same price and result in a new time priority. A change in an order's price, however, results in a new time priority being assigned to the order. Orders are time-stamped to the microsecond by the ATS upon receipt, as are order modifications and cancellations. If an order is partially filled, the remainder of the order retains its priority. Amendments to partially filled orders follow the same priority rules as amendments to regular orders.

The Admiral ATS provides neither price improvement functionalities nor price protection mechanisms.

Consistent with Rule 612 of Regulation NMS, the minimum price increment for orders received by the ATS is $.01. Orders received by the ATS with price increments smaller than the preceding are rejected.

All orders entered during the operating hours reside only on the Admiral ATS order book; the Admiral ATS does not route out orders. A buy order priced at or above the best offer, or sell order priced at or below the best bid, therefore result in executions, not locked or crossed markets.

All orders are protected from matching outside of price bounds given by the NBBO.

During any short sale restricted period under Rule 201 of Regulation SHO, the Admiral ATS will not execute (or "print") any short sale order at a price equal to or below the then-current national best bid (NBB). Short sale orders received at or below the NBB will be rejected or repriced (as applicable) in accordance with the price test restriction so that they are neither executed nor displayed at a non-compliant price.

As discussed in Item 19c, Admiral will offer liquidity provider discounts on a trade-by-trade basis, based on two-sided quoting criteria.

If a Subscriber believes a transaction to be clearly erroneous, they must notify Admiral within 30 minutes of the execution. Admiral will then assess the claim and generally make a determination within 30 minutes of receiving the claim. The claimant shall be promptly notified of the determination. In case Admiral deems the trade to be erroneous, Admiral will attempt to place the subscriber in the position they would have been in had the error not occurred. Actions taken may include, among others, canceling and busting the trade entirely, reducing quantities, and executing an offsetting trade on the subscriber's behalf.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

X Yes ☐ No

If no, identify and explain any differences.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Admiral does not charge a subscription, onboarding, or connectivity or message traffic fee (or any other fee that is not transaction-based) for use of the ATS services. Admiral does not provide market data to subscribers ("market data" refers to publicly disseminated equity market data and not data from the Admiral ATS.). Admiral does not charge subscribers any display fees (see Item 15).

Fees are on a per-share basis, with $0.005 per share for taking liquidity and $0 for making liquidity. Admiral may, on a limited-time basis, reduce the standard $0.005-per-share taker fee by up to 50 percent (i.e., as low as $0.0025 per share). These discounts are offered only for promotional, volume-based, or liquidity-enhancement purposes, and run for a predefined period.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

Not applicable.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Admiral defines liquidity provision using a criterion imposed on a subscriber's quotes in a given security at the time of a match. In other words, there are no continuous quoting obligations, and any subscriber could be labeled a liquidity provider (or not) for a specific trade it enters into. The responsibility for monitoring and tracking this is Admiral's. Specifically, a subscriber gets a "liquidity provider" (LP) discount on fees based on his quoting and trading activities. If, at the time the order is matched, the subscriber was maintaining a two sided quote and a different subscriber hit the bid or took the offer, the subscriber gets the LP rebate. This rebate is set at $0.0005 per share.

The two sided quote must be such, that the ~~offered~~offer price is ~~no more than 0.1% greater than the bid price, i.e. offer < bid*1.001.~~equal to or less than the NBO and the buy price equal to or greater than the NBB.

A liquidity provider discount is applied only to the executed shares that were matched. So for instance, if a subscriber was offering to buy 20 shares, but offering to sell 10, and his buy order of 20 was matched, he gets a liquidity provider discount for 10 shares, not 20.